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Washington, D.C. 20549

06002441

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-43357

A/3
3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/05___ AND ENDING___12/31/05___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PB Funding Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

27 Waterview Drive
                                        (No. and Street)

Shelton	Connecticut	06484
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Martorana   203-922-4532
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                          (Name – if individual, state last, first, middle name)

300 Atlantic Street	Stamford,	Connecticut	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

PROCESSED

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

APR 1 3 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

PB FUNDING CORPORATION

(a wholly-owned subsidiary of Pitney Bowes Credit Corporation)

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION
AND REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2005 AND 2004





PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019-6013
Telephone (212) 259 1000
Facsimile (212) 259 1301

Report of Independent Auditors

To the Stockholder and Board of Directors of
PB Funding Corporation

In our opinion, the accompanying statement of financial condition and the related statements of loss, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PB Funding Corporation (the "Company") (a wholly-owned subsidiary of Pitney Bowes Credit Corporation) at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in the notes to the financial statements, the Company has extensive transactions with its parent company. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between wholly unrelated parties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

PB FUNDING CORPORATION
(a wholly-owned subsidiary of Pitney Bowes Credit Corporation)

STATEMENT OF FINANCIAL CONDITION 2

| | December 31, | |
	2005	2004
Assets		
Cash and cash equivalents	$ 43,224	$ 18,433
Receivable from Parent	7,178	-
Total assets	$ 50,402	$ 18,433
Liabilities		
Payable to Parent	$ -	$ 5,138
Total liabilities	-	5,138
Stockholder's Equity		
Common stock (no par value; one share authorized, issued and outstanding)	6,000	6,000
Additional paid-in capital	54,000	4,000
(Accumulated deficit)/Retained earnings	(9,598)	3,295
Total stockholder's equity	50,402	13,295
Total liabilities and stockholder's equity	$ 50,402	$ 18,433

The accompanying notes are an integral part of these statements.

PB FUNDING CORPORATION
(a wholly-owned subsidiary of Pitney Bowes Credit Corporation)

STATEMENT OF LOSS 3

| | Year ended December 31, | |
	2005	2004
Revenues		
Total revenues	$ -	$ -
Expenses		
Management fees	20,770	18,870
Total expenses	20,770	18,870
Loss before income taxes	(20,770)	(18,870)
Income tax benefit	(7,877)	(7,156)
Net loss	$ (12,893)	$ (11,714)

The accompanying notes are an integral part of these statements.

PB FUNDING CORPORATION
(a wholly-owned subsidiary of Pitney Bowes Credit Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY   4

| | Common Stock | | Additional | Retained Earnings/ (Accumulated |
	Share	Amount	Paid-in Capital	Deficit)
Balance at December 31, 2003	1	$ 6,000	$ 4,000	$ 215,009
Dividends				(200,000)
Net Loss	--	--	--	(11,714)
Balance at December 31, 2004	1	6,000	4,000	3,295
Additional paid-in capital			50,000	
Net Loss	--	--	--	(12,893)
Balance at December 31, 2005	1	$ 6,000	$ 54,000	$ (9,598)

The accompanying notes are an integral part of these statements.

PB FUNDING CORPORATION
(a wholly-owned subsidiary of Pitney Bowes Credit Corporation)

STATEMENT OF CASH FLOWS   5

| | Year ended December 31, | |
	2005	2004
Cash flows (used in) operating activities:		
Net Loss	$ (12,893)	$ (11,714)
Adjustments to reconcile net loss to net cash (used in) operating activities:		
Increase in receivable from Parent	(7,178)	-
Decrease in payable to Parent	(5,138)	(215,035)
Net cash (used in) operating activities	(25,209)	(226,749)
Cash flows provided by/(used in) financing activities:		
Additional paid-in capital	50,000	-
Dividends paid	-	(200,000)
Net cash provided by/(used in) financing activities	50,000	(200,000)
Net increase/(decrease) in cash and cash equivalents	24,791	(426,749)
Cash and cash equivalents at beginning of year	18,433	445,182
Cash and cash equivalents at end of year	$ 43,224	$ 18,433

Supplemental disclosures of cash flow information:

There were no cash payments for interest in 2005 and 2004. Income tax payments totaled $0 in 2005 and $341,672 in 2004.

PB FUNDING CORPORATION
(a wholly-owned subsidiary of Pitney Bowes Credit Corporation)

NOTES TO FINANCIAL STATEMENTS 6

Note 1. – Business and Organization

PB Funding Corporation ("PB Funding" or the "Company"), a wholly-owned subsidiary of Pitney Bowes Credit Corporation ("PBCC"), in turn a wholly-owned subsidiary of Pitney Bowes Inc., is a Delaware corporation. The Company was incorporated in 1991 and was registered as a broker dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD") and the states of Connecticut and New York in July, 1992, Vermont in June, 1999 and Ohio in August, 1999.

PB Funding is engaged as an intermediary primarily in the business of selling to third-party financial institutions and other investors, by transfer, assignment or participation, interests in leases, loans, notes, bonds and other financial products. Since July 1, 2003, there has been little or no activity because PBCC has stopped funding and selling large financing transactions. Management has decided to keep the Company registered and licensed in the event it would be advantageous for PBCC to utilize the entity in the future.

There were no sale transactions in which PB Funding provided services during 2005 and 2004. Therefore, PB Funding did not receive fee income in 2005 and 2004.

Note 2. – Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fee income
Fee income generated is recognized as the related transactions are completed.

Note 3. – Related Party Transactions

Operating Agreement
Pursuant to an operating agreement between PB Funding and PBCC, PB Funding provides broker dealer services to PBCC and PBCC provides administrative services to PB Funding. Effective

January 1, 2000, the operating agreement was amended and restated to revise the determination of management fees to be paid by PB Funding to PBCC.

Management fees
All selling, general and administrative expenses relating to the operations of PB Funding are incurred by PBCC. PBCC in turn charges a management fee to PB Funding. Actual fees paid may be different than the actual management fees charged to PB Funding. Management fees charged by PBCC during 2005 and 2004 totaled $20,770 and $18,870, respectively.

Note 4. – Income Taxes

Income taxes are presented in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". The results of operations of PB Funding are included in the consolidated Pitney Bowes Inc. Federal and state income tax returns. As such, the current and deferred taxes of the tax consolidated group are allocated among its members. The allocation of taxes to PB Funding is based on PB Funding's income and balance sheet as incorporated in the consolidated tax return. In addition, income taxes are payable or refundable by Pitney Bowes Inc. or PBCC on behalf of PB Funding. Income taxes are presented inclusive of the payments made to and refunds received from Pitney Bowes Inc. and PBCC. The difference between the Company's effective income tax rate of 38 percent and the U.S. Federal statutory rate of 35 percent for the years ending 2005 and 2004 is due to state income taxes.

Note 5. – Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2005, the Company had net capital of $43,224, which was $38,224 in excess of the minimum required net capital of $5,000. The Company had aggregate indebtedness totaling $0 at December 31, 2005.

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

The Company claims exemption from Rule 15c3-3 under section (k)(1). Because of this exemption, the Company has not included the schedule of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or the schedule of "Information for Possession or Control Requirements Under Rule 15c3-3."

PB FUNDING CORPORATION
(a wholly-owned subsidiary of Pitney Bowes Credit Corporation)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005   Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$	50,402
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		50,402
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
	B. Other (deductions) or allowable credits		–
5.	Total capital and allowable subordinated liabilities		50,402
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Schedule of Nonallowable Assets		7,178
7.	Other additions and/or credits		–
8.	Net capital before haircuts on securities positions		43,224
9.	Haircuts on securities		–
10.	Net capital	$	43,224

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$	-
12.	Minimum net capital requirement of reporting broker		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital (line 10 less line 13)		38,224
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)	$	43,224

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from Statement of Financial Condition	$	-
17.	Additions		–
19.	Total aggregate indebtedness	$	-
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)		0%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

PB FUNDING CORPORATION
(a wholly-owned subsidiary of Pitney Bowes Credit Corporation)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005   Schedule I

SCHEDULE OF NONALLOWABLE ASSETS (LINE 6A)

Receivable from parent	$ 7,178
Total line 6A	$ 7,178

There are no material differences between the computation of net capital as presented herein from that reported by the Company in its unaudited FOCUS report as of December 31, 2005.



Report of Independent Auditors on
Internal Accounting Control
Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
PB Funding Corporation

In planning and performing our audit of the financial statements and supplemental schedule of PB Funding Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and,
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS ⬛

To the Stockholder and Board of Directors of
PB Funding Corporation
Page 3

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006